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09057224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Old Northern Blvd.
(No. and Street)

Roslyn (City) — New York (State) — 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlotte Sharkowitz — 516-299-5402 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

30 Jericho Executive Plaza (Address) — Jericho (City) — New York (State) — 11753 (Zip Code)

SEC Mail Processing
Section

FEB 26 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

VIRGINIA DURANTE
Notary Public, State of New York
No. 5007235
Qualified in Nassau County
Commission Expires January 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANSSEN PARTNERS INC.

Financial Statements
and Supplementary Information

December 31, 2008

DE FREITAS & MINSKY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER PATERNOSTRO (1938-2007)

INDEPENDENT AUDITORS REPORT

JANSSEN PARTNERS, INC.
1345 OLD NORTHERN BLVD.
ROSLYN, NY 11576

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2008 and the related statement of revenue and expense, statement of changes in stockholder's equity and the statement of cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used in significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Janssen Partners, Inc. as of December 31, 2008, and the results of its operations, stockholder equity and cash flows for the period then ended in conformity with generally accepted auditing principles.

De Freitas & Minsky, LLP
Certified Public Accountants
January 30, 2009

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NEW YORK 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

JANSSEN PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash in bank		$ 50,915
Receivable from brokers and dealers Clearance account		41,078
Securities owned at market value Other securities		62,144
Securities not readily marketable At estimated value		7
Furniture, equipment and leasehold (net)		32,795
Other assets Organization expenses		634
TOTAL ASSETS		$ 187,573

LIABILITIES AND OWNERSHIP EQUITY

Accounts payable, accrued liabilities, expenses and other		$ 16,275
Stockholder's Equity		
Common stock	$ 100,000	
Additional paid-in capital	1,887,697	
Accumulated deficit	(1,816,399)	
TOTAL OWNERSHIP EQUITY		171,298
TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 187,573

JANSSEN PARTNERS, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Placement Fees	$ 101,000
Interest Income	1,890
Total Revenue	$ 102,890
EXPENSES	
Other expenses	$ 93,749
Loss on firm investments	59,218
Regulatory fees	5,009
Total Expenses	157,976
Net gain (loss) for the year	(55,086)
Deficit – January 1, 2008	(1,761,313)
Deficit – December 31, 2008	$ (1,816,399)

THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

JANSSEN PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
DECEMBER 31, 2008

Stockholder's equity – January 1, 2008	$	196,384
Net gain (loss) for the year		(55,086)
Capital Contribution		30,000
Stockholder's equity – December 31, 2008	$	171,298

THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

JANSSEN PARTNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

CASHFLOWS FROM OPERATING ACTIVITIES		
Net gain (loss)		$ (55,086)
Non-cash items included in net gain		
Depreciation and amortization		1,148
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ 7,824	
Securities owned at market value	(46,602)	
Securities not readily marketable at estimated value	105,820	67,042
Increase (decrease) in operating liabilities, account payable and other liabilities		(10,818)
Increase in capital		30,000
Cash increased (decreased) by operating activities		32,286
Cash – January 1, 2008		18,629
Cash – December 31, 2008		$ 50,915

Note 1. Principal Business Activity and Summary of Significant Accounting Policies

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services.

As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned, traded on a national securities exchange or listed on the NASDAQ National Market are valued at the last reported sales price on the last business day of the year. All other securities owned are valued at the last reported bid and ask prices, respectively, with the resulting gains and losses reflected in income.

Included in securities owned is $7 of securities which do not have a ready market. These securities have been valued at fair value using methods determined in good faith by management after consideration of all pertinent information. Because of the inherent uncertainty of valuation of these securities, management's estimate of fair value may differ from those that would have been used had a ready market existed, and the differences could be material.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets, under the federal income tax method.

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

Note 2. **Commitments and Contingencies**

The Company operates in premises owned by a corporation wholly owned by its sole stockholder.

We have been advised by legal council that the matter of Underberg v. Chromatic Color Sciences, Peter Janssen, and Janssen Partners, Inc. was resolved on January 10, 2008. The case has been dismissed in its entirety, with prejudice, meaning the Plaintiff can no longer continue the action. The Plaintiff has filed an appeal even though it is unlikely that the Plaintiffs appeal will be successful.

There are no pending or threatened actions which could have an adverse impact on the respondent.

Note 3. **Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

Note 4. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the company had a net capital of $121,617, which was $116,617 in excess of its required net capital of $5,000.

JANSSEN PARTNERS, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

1.	Total ownership equity		$ 171,298
6.	Deductions		
	Non-allowable assets		
	Securities not readily marketable	$ 7	
	Furniture, equipment & leasehold	32,795	
	Other assets	634	33,436
8.	Net capital before haircut		137,862
9.	Haircut		
	Other securities	$ 9,322	
	Undue concentration	6,923	16,245
10.	Net capital		$ 121,617

Computation of Basic Net Capital

11.	Minimum net capital (6 2/3% of line 19)	1,085
12.	Basic net capital	5,000
13.	Net capital requirement	5,000
14.	Excess net capital	116,617
15.	Excess net capital @ 1000% (line 10 less 10% of line 19)	$ 119,989

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness	16,275
19.	Total aggregate indebtedness	16,275
20.	Percentage of aggregate indebtedness to net capital	13.38%

JANSSEN PARTNERS, INC.
COMPUTATION OF DIFFERENCES OF NET CAPITAL
BETWEEN CORPORATION FOCUS AND AUDITED REPORT
DECEMBER 31, 2008

Net capital per corporation's focus	$ 121,617
Net capital per audit report	121,617
Difference	$ -

JANSSEN PARTNERS, INC.
DECEMBER 31, 2008
EXEMPTIVE PROVISION UNDER FILE 15c3-3

Exemption from rule 15c3-3 is claimed under section k (2) ii.

DE FREITAS & MINSKY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER PATERNOSTRO (1938-2007)

January 30, 2009

Board of Directors
Janssen Partners, Inc.

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k) (2) (b). We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to asses the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

De Freitas & Minsky, LLP
Certified Public Accountants

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NEW YORK 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com